===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                                  Pursuant to
                                Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 1)

                            -----------------------

                             Gibson Greetings, Inc.
                           (Name of Subject Company)

                             Gibson Greetings, Inc.
                      (Name of Person(s) Filing Statement)


                    Common Stock, par value $0.01 per share
           (Including the associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                   374827103
                     (CUSIP Number of Class of Securities)

                               Frank J. O'Connell
                 Chairman of the Board, Chief Executive Officer
                                 and President
                             Gibson Greetings, Inc.
                               2100 Section Road
                             Cincinnati, Ohio 45237
                                 (513) 841-6600
            (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            -----------------------

                                   Copies to:
                                Phillip R. Mills
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000
===============================================================================

     This Amendment No. 1 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed with the Securities and Exchange Commission on November 9, 1999 by Gibson Greetings, Inc., a Delaware corporation (the "Company"), in connection with the offer by Granite Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of American Greetings Corporation, an Ohio corporation ("Parent"), to purchase all outstanding Shares of the Company, at $10.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer To Purchase dated November 9, 1999 and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits 11(a)(1) and 11(a)(2), respectively, to the Schedule 14D-1 dated November 9, 1999 as amended by Amendment No. 1 filed December 7, 1999 (as so amended, the "Schedule 14D-1") of Purchaser and Parent.

     All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule 14D-9.

     The Schedule 14D-9 is hereby amended and/or supplemented as provided below:

ITEM 3.

     Item 3 is amended and supplemented by inserting the following in the Section entitled The Offer as the third sentence of the paragraph designated Terms of the Offer:

     "E-Greetings Network ("EGN") has filed for an initial public offering and the Company has agreed not to sell any of its interest in EGN for a period which will expire 180 days following the consummation of EGN's initial public offering. Therefore, the company is not currently engaged in any efforts to sell its interest in EGN."

     Item 3 is further amended and supplemented by inserting the following in the Section entitled Fees and Expenses at the end of the paragraph designated Benefit Program Funded by Parent:

     "The incentives are provided pursuant to an employee retention program covering over 500 employees of the Company. The Company selected the employees to participate in the retention program and determined the benefit to be provided to each employee in a manner intended to offer sufficient retention incentives to individuals most critical to the Company's business. The retention program has two components. The first component is a Key Employee Retention Incentive Plan, under which certain salaried employees will be entitled to receive a bonus payment, payable in installments through May 2001 or upon the completion of designated business goals, subject to the employee's continued employment with the Company and the terms of the plan. The installments will be payable whether or not the Offer or the Merger are completed, but are subject to accelerated payment after a change in control. The bonuses vary in amount, depending on the employee's position and contemplated contribution to the Company's business plan. The second component of the program provides enhanced severance benefits to certain hourly employees in the event of an involuntary termination of employment following a change in control of the Company. The enhancements vary in amount, depending upon the employee's length of service and base salary. The consummation of the Offer will constitute a change in control for purposes of the retention program."

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     Item 7(a) is amended and supplemented by inserting the following at the end of the first paragraph:

     "See the paragraph designated Terms of the Offer under the Section entitled The Offer in Item 3(b)."

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 is amended and supplemented by amending and restating the second and third paragraphs under the Section entitled (f) Antitrust to read as follows:

          "Parent and the Company each filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares pursuant to the Offer and the Merger under the HSR Act on December 2, 1999, and the required 15-day waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on December 17, 1999, unless earlier terminated by the FTC or the Antitrust Division, or Parent receives a request for additional information or documentary material prior thereto. If, within the 15-calendar day waiting period described above, either the Antitrust Division or the FTC requests additional information or documentary material from Parent, the waiting period could be extended for an additional 10 calendar days following substantial compliance by Parent with such request. Thereafter, such waiting period can be extended only by court order.

          A second Premerger Notification and Report Form was also filed by Parent on December 2, 1999, in connection with its indirect acquisition of the Company's equity interest in EGN. Under the provisions of the HSR Act applicable to the acquisition, the acquisition may not be consummated until the expiration of a 30-calendar day waiting period following the filing by Parent, unless both the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 30-calendar day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Parent or any other person required to file notification with respect to such acquisition, the waiting period could be extended for an additional 20 calendar days following substantial compliance by the relevant party(ies) with such request. Thereafter, such waiting period can be extended only by court order."

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     Item 9 is amended and supplemented by adding the following exhibits:

     H. Gibson Greetings, Inc. Key Employee Retention Incentive Plan

     I.   Rabbi Trust under the Gibson Greetings, Inc. Retention Program

ANNEX A.

     The first sentence of the eighth paragraph of Annex A is hereby amended and restated in its entirety to read as follows:

     "This letter is provided to the board of directors of the Company in connection with and for the purposes of its evaluation of the Transaction."

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.


                                  GIBSON GREETINGS, INC.
Date: December 7, 1999

                                  By:   /s/ James T. Wilson
                                     ------------------------------------
                                     Name: James T. Wilson
                                     Title: Executive Vice President, Finance
                                             and Operations and Chief Financial
                                             Officer

                                                                      EXHIBIT H

                             GIBSON GREETINGS, INC.
                     KEY EMPLOYEE RETENTION INCENTIVE PLAN

     WHEREAS, the Board of Directors of the Company has determined that it is essential and in the best interest of the Company and its stockholders to retain the services of its key personnel and to ensure their continued dedication and efforts without undue concern for their personal financial and employment security.

     NOW, THEREFORE, in order to fulfill the above purposes, the following plan has been developed and is hereby adopted.

                                   ARTICLE 1
                                  DEFINITIONS

     "Administrator" shall have the meaning set forth in Section 2.01(b).

     "Award" means a Cash Award or an Option Award.

     "Board" means the Board of Directors of the Company.

     "Cash Award" means an incentive award made by the Company under the Plan which is payable in cash.

     "Cash Award Participant" means an Employee designated by the Administrator to receive a Cash Award.

     "Cause" means (a) the willful and continued refusal by a Participant to perform substantially his or her reasonably assigned duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness) or (b) the willful engaging by the Participant in conduct which is demonstrably and materially injurious to the Company, financially or otherwise.

     "Change in Control" means:

     (a) An acquisition (other than directly from the Company) of any voting securities of the Company (the "Voting Securities") by any "Person" as the term person is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), immediately after which such Person has "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the Exchange Act) together with all affiliates and associates (as such terms are used in Rule 12b-2 of the General Rules and Regulations under the Exchange Act) of such person, directly or indirectly, of securities of the Company representing thirty percent (30%) or more of the combined voting power of the Company's then outstanding Voting Securities; provided further, however, in determining whether a Change in Control has occurred, Voting Securities which are acquired in a "Non-Control Acquisition" (as hereinafter defined) shall not constitute an acquisition which would cause a Change in Control. A "Non-Control Acquisition" shall mean an acquisition by (i) an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Company or (B) any Subsidiary,(ii) the Company or its Subsidiaries, or (iii) any Person in connection with a "Non-Control Transaction" (as hereinafter defined); or

     (b) During any period of two consecutive years commencing after October 1, 1999 individuals who at the beginning of such two-year period are members of the Board (the "Incumbent Board"), cease for any reason to constitute a majority of the members of the Board; provided, however, that if the election, or nomination for election by the Company's common stockholders, of any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (d) of this definition) was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall, for purposes of this Plan, be considered as a member of the Incumbent Board; provided further, however, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened "Election Contest" (as described in Rule 14a-11 promulgated under the Exchange
Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (a "Proxy Contest") including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest; or

     (c) At any duly conducted election of directors at a special or annual meeting of stockholders of the Company, the stockholders of the Company fail to elect at least one (1) person to serve as a director of the Company who is both: (i) a nominee of, and endorsed by, the Company and (ii) not an employee of the Company or any Affiliate of the Company at the time of such election; or

     (d)   Consummation of:

          (i) A merger, consolidation or reorganization involving the Company, unless such merger, consolidation or reorganization is a "Non-Control Transaction." A "Non-Control Transaction" shall mean a merger, consolidation or reorganization of the Company where:

               (A) the stockholders of the Company, immediately before such merger, consolidation or reorganization, own directly or indirectly immediately following such merger, consolidation or reorganization, at least seventy percent (70%) of the combined voting power of the outstanding voting securities of the corporation resulting from such merger or consolidation or reorganization (the "Surviving Corporation") in substantially the same proportion as their ownership of the Voting Securities immediately before such merger, consolidation or reorganization,

               (B) the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such merger, consolidation or reorganization constitute at least two-thirds of the members of the board of directors of the Surviving Corporation, or a corporation beneficially directly or indirectly owning a majority of the Voting Securities of the Surviving Corporation, and

               (C) no Person other than (i) the Company, (ii) any Subsidiary, or (iii) any employee benefit plan (or any trust forming a part thereof) maintained by the Company, the Surviving Corporation, or any Subsidiary, acquires Beneficial Ownership of thirty percent (30%) or more of the combined voting power of the Surviving Corporation's then outstanding voting securities.

          (ii) A complete liquidation or dissolution of the Company; or

          (iii) The sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a Subsidiary).

     "Change in Control Date" means the date of occurrence of a Change in Control.

     "Company" means Gibson Greetings, Inc.

     "Committee" means the Compensation Committee of the Board.

     "Disability" means a physical or mental infirmity which impairs a Participant's ability substantially to perform his or her duties for a period of one hundred eighty (180) consecutive days.

     "Employer" means, with respect to any Employee, the Company or any Subsidiary employing such Employee.

     "Employee" means any employee of the Company or any Subsidiary.

     "Option Award" means an incentive award made by the Company pursuant to this Plan in the form of an option to purchase Shares granted under the Company's 1999 Stock Incentive Plan. An option shall not be deemed to be an incentive award made pursuant to this Plan unless such option is explicitly designated as such in the applicable option agreement.

     "Option Award Participant" means an Employee designated pursuant to this Plan to receive an Option Award under the Option Plan.

     "Option Plan" means the Company's 1999 Stock Incentive Plan.

     "Participant" means an Employee selected by the Administrator to receive an Award.

     "Plan" means the Gibson Greetings, Inc. Key Employee Retention Incentive Plan as set forth herein.

     "Share" means a share of common stock, $0.01 par value, of the Company.

     "Subsidiary" means any corporation, partnership, limited liability company or other entity in which the Company beneficially owns a voting, capital or profits interest of 50% or more.

     "Termination Without Cause" means the termination of a Participant's employment by each of the Participant's Employers, other than as a result of Cause or the Participant's Disability (or death), where the Participant is not offered immediate alternative employment with the Company or a Subsidiary at a location within 25 miles of the Participant's then existing work location.

                                   ARTICLE 2
                      PROVISIONS APPLICABLE TO CASH AWARDS

     SECTION 2.01. Administration.

     (a) Authority. The Cash Awards shall be administered by the Committee, which shall have the power to select Participants to receive Cash Awards, determine the amounts, vesting and payment dates and other terms and conditions of Cash Awards, amend the amount, terms and conditions of Cash Awards, make and amend rules applicable to Cash Awards and interpret the provisions of the Plan applicable to Cash Awards and the provisions of each Cash Award. Notwithstanding the foregoing, after a Cash Award has been issued to a Cash Award Participant under a written award agreement signed by the Cash Award Participant, such Cash Award may not be terminated, amended or modified in a manner adverse to the Cash Award Participant, unless the Cash Award Participant consents in writing to such change.

     (b) Delegation. With respect to the exercise of its powers under Section 2.01(a), the Committee may consult with the Chief Executive Officer or the Chief Financial Officer of the Company, as determined by the Committee. In addition, the Committee may delegate any or all of its powers under Section 2.01(a) to any party or parties selected by the Committee and, with respect to any such power, all references hereinafter to the Administrator shall be deemed to refer to the Committee or any party to whom the Committee has delegated such power.

     (c) Administration Following a Change in Control. Notwithstanding anything to the contrary contained herein, in the event of a Change in Control, from and after the date of the Change in Control, the Plan and all Cash Awards shall be administered by a committee composed of the individuals who were serving as Directors of the Company as of the date immediately preceding the Change in Control Date and such committee will have sole and final responsibility and authority for overseeing the payment by the Company of all Cash Awards payable under the Plan and reviewing and deciding all claims for payment relating to Cash Awards.

     SECTION 2.02. Cash Awards.

     (a) Cash Award Participation. The Administrator shall select the Cash Award Participants and shall determine with respect to each Cash Award Participant the number of Cash Awards granted to the Cash Award Participant, the times at which each Cash Award shall be granted, the amount of each Cash Award and all other terms and conditions applicable with respect to each Cash Award.

     (b) Award Amount. The amount of each Cash Award may be based on a Cash Award Participant's compensation or position, or on any other factors or criteria determined by the Administrator.

     (c) Terms of Awards. The terms of each Cash Award, including, without limitation, the date(s) and terms of the forfeiture, vesting and payment of each Cash Award, shall be determined by the Administrator.

     SECTION 2.03. Termination of Employment.

     (a) Termination Without Cause. Notwithstanding anything to the contrary contained herein, or in the terms of any Cash Award, in the event a Cash Award Participant experiences a Termination Without Cause, any Cash Award granted to the Cash Award Participant that has not been paid to the Cash Award Participant as of the date of the Termination Without Cause shall be fully and irrevocably vested as of the date of the Termination Without Cause and shall be paid in full to the Cash Award Participant within five (5) days thereafter.

     (b) Other Termination. Except as provided in Section 2.04, or otherwise explicitly provided by the Administrator with respect to a Cash Award, in the event of a termination of a Cash Award Participant's employment with any Employer, other than a Termination Without Cause (including any other termination by an Employer or by the Cash Award Participant and any termination due to disability or death) any portion of any Cash Award not previously paid to the Cash Award Participant shall be forfeited and the Cash Award Participant and his or her beneficiaries shall not be entitled to any further payments in respect of such Cash Award.

     SECTION 2.04. Change in Control.

     (a) Change in Control. Notwithstanding anything to the contrary contained herein or in the terms of any Cash Award, in the event of a Change in Control, any portion of any Cash Award held as of the date immediately preceding the Change in Control Date by any Cash Award Participant who was an Employee as of the date immediately preceding the Change in Control Date shall be fully and irrevocably vested as of the Change in Control Date and shall be paid to such Cash Award Participant (or in the event of the Cash Award Participant's death prior to the date of payment, to his or her estate) in the form of a lump sum cash payment within sixty (60) days following the Change in Control or, if sooner, within five (5) days following a termination of the Cash Award Participant's employment by any Employer for any reason.

                                   ARTICLE 3
                     PROVISION APPLICABLE TO OPTION AWARDS

     SECTION 3.01. Administration. The Option Awards shall be made under, and administered in accordance with, the terms of the Option Plan.

     SECTION 3.02. Option Awards. The Option Award Participants shall be selected in accordance with the terms of the Option Plan. The number of Option Awards granted to each Option Award Participant, the number of Shares subject to each Option Award, the exercise price, vesting and forfeiture terms and all other terms and conditions applicable to each Option Award shall be determined in accordance with the Option Plan.

                                   ARTICLE 4
             PROVISIONS APPLICABLE TO CASH AWARDS AND OPTION AWARDS

     SECTION 4.01. Maximum Amount of Awards. The aggregate value of all Awards granted under the Plan shall not exceed $10,000,000. For purposes of determining the aggregate value of all Awards granted under the Plan(A)(i) the value of each Cash Award shall be the maximum cash amount payable under such Cash Award and (ii) the value of each Option Award shall be equal to the amount by which $10.25 exceeds the per Share exercise price of the Option Award, multiplied by the number of Shares subject to the Option Award and (B) any portion of any Cash Award or Option Award forfeited by a Participant prior to the payment or exercise of such portion, as the case may be, shall thereafter be deemed not to have been granted to the Participant, and the value of such forfeited portion of the Award shall not be counted against the aggregate value of the Awards granted under the Plan and, instead, value of the forfeited portion of the Award may be applied toward increasing the value of other outstanding Awards or the granting of additional Awards.

                                   ARTICLE 5
                                 MISCELLANEOUS

     SECTION 5.01. Amendment and Termination. Prior to a Change in Control, the Plan may be amended or modified in any respect, and may be terminated, by resolution adopted by two-thirds of the Board; provided, however, that no such amendment, modification or termination may (A) adversely affect the rights or benefits of any Participant except as explicitly permitted under the terms of an Award or (B) increase the aggregate benefits payable under the Plan to an amount in excess of $10 million; and provided, further, however, that the Plan may not be amended, modified or terminated, at the request of a third party who has indicated an intention or taken steps to effect a Change in Control. Any amendment, modification or termination of the Plan shall be effected by a written instrument signed by a duly authorized officer or officers of the Company, certifying that the amendment or termination has been approved by two-thirds of the Board. From and after the occurrence of a Change in Control, the Plan may not be terminated or amended or modified in any manner.

                                   ARTICLE 6
                                 MISCELLANEOUS

     SECTION 6.01. Employment Status. This Plan does not constitute a contract of employment or impose on the Company any obligation to retain any Participant as an employee or to change any employment policies of the Company.

     SECTION 6.02. Validity and Severability. The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision of the Plan, which shall remain in full force and effect, and any prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

     SECTION 6.03. Non-Exclusivity of Rights. Nothing in this Plan shall prevent or limit any Participant's continuing or future participation in any benefit, bonus, incentive or other plan or program provided by any Employer and for which the Participant may qualify, nor shall anything herein limit or reduce such rights as any Participant may have under any other agreements with any Employer. Amounts which are vested benefits or which a Participant is otherwise entitled to receive under any plan or program of the Company or any of its Affiliates shall be payable in accordance with such plan or program.

     SECTION 6.04. Settlement of Claims. The Company's obligation to make the payments provided for under Cash Awards, honor the terms of any Option Awards and otherwise to perform its obligations under this Plan shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, defense, recoupment, or other right which the Company may have against a Participant or others.

     SECTION 6.05. Governing Law. The validity, interpretation, construction and performance of the Plan shall in all respects be governed by the laws of the State of Ohio, without giving effect to the conflict of law principles thereof.

     SECTION 6.06. Successors. The Plan shall be binding on the Company and its successors and assigns. No rights of a Participant under the Plan may be transferred or assigned to any party.

                                                                       EXHIBIT I

                             RABBI TRUST AGREEMENT

Gibson Greetings, Inc. (the "Company") and U.S. Trust Company, N.A. ("Trustee"), have as of November 5, 1999 (the "Effective Date"), entered into a grantor trust agreement as herein set forth ("Trust Agreement"), established under Gibson Greetings, Inc. Key Employee Retention Incentive Plan (the "Plan").

     WHEREAS, Company has adopted non-qualified deferred compensation
     Plan;

     WHEREAS, Company has incurred or expects to incur liability under the terms of such Plan with respect to the individuals participating in such Plan;

     WHEREAS, Company wishes to establish a trust (the "Trust") and to contribute to the Trust assets that shall be held therein, subject to the claims of Company's creditors in the event of Company's Insolvency, as herein defined, until paid to Plan participants and their beneficiaries in such manner and at such times as specified in the Plan;

     WHEREAS, it is the intention of the parties that, this Trust shall constitute an unfunded arrangement and shall not affect the status of the Plan as an unfunded plan maintained for the purpose of providing deferred compensation for a select group of management or highly compensated employees for purposes of Title I of the Employee Retirement Income Security Act of 1974 ("ERISA");

     WHEREAS, it is the intention of Company to make contributions to the Trust to provide itself with a source of funds to assist it in the meeting of its liabilities under the Plan;

NOW, THEREFORE, the parties do hereby establish the Trust and agree that the Trust shall be comprised, held and disposed of as follows:

Section 1. Establishment of Trust

(a) The Company hereby deposits with the Trustee in trust $10,000,000, which shall become the principal of the Trust to be held, administered and disposed of by the Trustee as provided in this Trust Agreement.

(b) The Trust hereby established shall be irrevocable.

(c) The Trust is intended to be a grantor trust, of which the Company is the grantor, within the meaning of subpart E, part 1, subchapter J, chapter 1, subtitle A of the Internal Revenue Code of 1986, as amended (the "Code"), and shall be construed accordingly.

(d) The principal of the Trust, and any earnings thereon (the "Trust Fund") shall be held separate and apart from the Company's other funds and shall be used exclusively for the uses and purposes of Plan participants and Company's general creditors as herein set forth. Plan participants and their beneficiaries shall have no preferred claim on, or any beneficial ownership interest in, any assets of the Trust. Any rights created under the Plan and this Trust Agreement shall be mere unsecured contractual rights of Plan participants and their beneficiaries against the Company. Any assets held by the Trust will be subject to the claims of the Company's general creditors under federal and state law in the event the Company is Insolvent, as defined in Section 3(a) herein.

(e) The Company, in its sole discretion, may at any time, or from time to time, make additional deposits of cash or other property in trust with the Trustee to augment the principal to be held, administered and disposed of by the Trustee as provided in this Trust Agreement. Neither the Trustee nor any Plan participant or beneficiary shall have any right or duty to compel such additional deposits or determine the sufficiency thereof.

(f) The Company shall at all times ensure that the Plan and this Trust shall have characteristics supporting a determination that it is an arrangement constituting an unfunded Plan maintained for the purpose of providing deferred compensation to a select group of management or highly compensated employees for purposes of Title I of ERISA.

Section 2. Payments Under the Trust

(a) From time to time the Company may present to the Trustee a statement indicating amounts paid by the Company under the Plan. Each such statement shall set forth for the relevant period covered by the statement: the Plan participant(s) to whom amounts have been paid under the Plan; the amount(s) paid to each such participant under the Plan; and the aggregate amount paid to all such participant(s) under the Plan. Within five (5) days of the Trustee's receipt of each such statement and provided that principal and earnings of the Trust are sufficient to make such payments, the Trustee shall pay to the Company from the Trust Fund an amount equal to the aggregate amount paid to all such participants under the Plan, as set forth on such statement. The Trustee shall wire such amounts to the account of the Company set forth on

     Schedule A. The Trustee shall not be required to make any determinations as to the propriety of any payments made by the Company under the Plan and shall not be responsible for any withholding or tax reporting with respect to any such payments made by the Company under the Plan.

(b) The Company shall from time to time pay taxes of any and all kinds whatsoever that at any time are lawfully levied or assessed upon or become payable in respect of the Trust Fund, the income or any property forming a part thereof or any security transaction pertaining thereto. To the extent that any taxes lawfully levied or assessed upon the Trust Fund are not paid by the Company, the Trustee shall have the power to pay such taxes out of the Trust Fund and shall seek reimbursement from the Company. Prior to making any payment, the Trustee may require such releases or other documents from any lawful taxing authority as it shall deem necessary. The Trustee shall contest the validity of taxes in any manner deemed appropriate by the Company or its counsel, but at the Company's expense, and only if it has received an indemnity bond or other security satisfactory to it to pay any such expenses. The Trustee shall not be liable for any non-payment of tax when it distributes an interest hereunder on directions from the Company.

(c) The entitlement of a Plan participant or his or her beneficiaries to benefits under the Plan shall be determined by the Company or such party as it shall designate under the Plan, and any claim for such benefits shall be considered and reviewed under the procedures set out in the Plan. The Trustee and/or its agent shall not be required to make any such determination.

(d) Notwithstanding anything contained in this Trust Agreement to the contrary, if at any time the Trust is finally determined by the Internal Revenue Service (the "IRS") not to be a "grantor trust" with the result that the income of the Trust Fund is not treated as income of the Company pursuant to Sections 671 through 679 of the Code, or if a tax is finally determined by the IRS to be payable by one or more participants or beneficiaries with respect to any interest in the Plan or the Trust Fund prior to payment of such interest to such participant or beneficiary, then the Trust shall immediately terminate. The Trustee shall immediately distribute such interest in a lump sum to each vested participant or beneficiary entitled thereto regardless of whether such participant's employment has terminated and regardless of form and time of payments specified in or pursuant to the Plan as directed by the Company. Any remaining assets (less any expenses or costs due under Section 9 of this Trust Agreement) shall then be paid by the Trustee to the Company in such amounts, and in the manner instructed by the Company.

Section 3. Trustee Responsibility Regarding Payments When Company is Insolvent

(a) The Trustee shall cease payment of benefits to Plan participants and their beneficiaries if the Company is "Insolvent". The Company shall be considered "Insolvent" for purposes of this Trust Agreement if (i) the Company is unable to pay its debts as they become due, or (ii) the Company is subject to a pending proceeding as a debtor under the United States Bankruptcy Code.

(b) At all times during the continuance of this Trust, as provided in Section 1(d) hereof, the principal and income of the Trust shall be subject to claims of general creditors of the Company under federal and state law as set forth below.

     (1) Each member of the Company's Board of Directors acting in such capacity shall have the duty to inform the Trustee in writing of the Company's Insolvency. If a person claiming to be a creditor of the Company notifies the Trustee that the Company has become Insolvent, the Trustee shall provide the Board of Directors with a copy of such writing and absent the Company's provision of an independent expert's opinion satisfactory to the Trustee that the Company is not Insolvent, the Trustee shall discontinue payment of benefits to Plan participants or their beneficiaries.

     (2) Unless the Trustee has actual knowledge of the Company's Insolvency, or has received notice from a member of the Company's Board of Directors or a person claiming to be a creditor alleging that the Company is Insolvent, the Trustee shall have no duty to inquire whether the Company is Insolvent.

     (3) If at any time the Trustee has received a written notice containing information or allegations described in Section 3(b)(1) that the Company is Insolvent, the Trustee shall discontinue payments to Plan participants or their beneficiaries and shall hold the assets of the Trust for the benefit of the Company's general creditors. Nothing in this Trust Agreement shall in any way diminish any rights of Plan participants or their beneficiaries to pursue their rights as general creditors of the Company with respect to benefits due under the Plan or otherwise,

     (4) The Trustee shall resume the payment of benefits to Plan participants or their beneficiaries in accordance with Section 2 of this Trust Agreement only after it has been demonstrated to the Trustee's satisfaction that the Company is not Insolvent (or is no longer Insolvent).

(c) Provided that there are sufficient assets, if the Trustee discontinues the payment of benefits from the Trust pursuant to Section 3(b) hereof and subsequently resumes such payments, the first payment following such discontinuance shall include the aggregate amount of all payments due to Plan participants or their beneficiaries under the terms of the Plan for the period of such discontinuance, less the aggregate amount of any payments made to Plan participants or their beneficiaries by the Company in lieu of the payments provided for hereunder during any such period of discontinuance.

Section 4. Payments to the Company.

Except as provided herein, the Company shall have no right or power to direct the Trustee to return to the Company or to divert to others any of the Trust Fund assets before all payments of benefits have been made to Plan participants and their beneficiaries pursuant to the terms of the Plan.

Section 5. Investment Authority

The Trustee shall have, without exclusion, all powers conferred on the Trustee by applicable law, unless expressly provided otherwise herein, and all rights associated with assets of the Trust shall be exercised by the Trustee, and shall in no event be exercisable by or rest with participants or their beneficiaries. Subject to the guidelines set forth in Schedule B, the Trustee shall have full power and authority to invest and reinvest the Trust Fund in any investment permitted by law, exercising the judgment and care that persons of prudence, discretion and intelligence would exercise under the circumstances then prevailing considering the probable income and safety of their capital, including, without limiting the generality of the foregoing, the power:

(a) To invest and reinvest the Trust Fund. together with the income therefrom, in accordance with the guidelines set forth in Schedule B.

(b) To have, respecting securities, all the rights, powers and privileges of an owner, including the power to give proxies, pay assessments and other sums deemed by the Trustee to be necessary for the protection of the Trust Fund, to vote any corporate stock either in person or by proxy, with or without power of substitution for any purpose. To participate in voting trusts, pooling agreements, foreclosures, reorganizations, consolidations, mergers and liquidations and, in connection therewith, to deposit securities with and transfer title to any protective or other committee under such terms as the

     Trustee may deem advisable; to exercise or sell stock subscriptions or conversion rights; and regardless of any limitation elsewhere in this document relative to investment by the Trustee, to accept and retain as an investment any securities or other property received through the exercise of any of the foregoing powers;

(c) To hold in cash, without liability for interest, such portion of the Trust Fund which, in its discretion, shall be reasonable under the circumstances, pending investments or payments of expenses, or the distribution of benefits:

(d) To take such actions as may be necessary or desirable to protect the Trust Fund from loss due to the default on mortgages held in the Trust including the appointment of agents or trustees in such other jurisdictions as may seem desirable, to transfer property to such agents or trustees, to grant such powers as are necessary or desirable to protect the Trust or its assets, to direct such agents or trustees, or to delegate such power to direct and to remove such agents or trustees;

(e) To employ such agents, including investment advisors, custodians, sub-custodians and counsel as may be reasonably necessary and to pay them reasonable compensation; to settle, compromise or abandon all claims and demands in favor of or against the Trust assets;

(f) To cause title to property of the Trust to be issued, held or registered in the individual name of the Trustee or in the name of its nominee(s) or agents, or in such form that title will pass by delivery;

(g) To exercise all, of the further rights, powers, options and privileges granted, provided for or vested in trustees generally under the laws of the State of New York, so that powers conferred upon the Trustee herein shall not be in limitation of any authority conferred by law, but shall be in addition thereto;

(h) To lend certificates representing stocks, bonds, or other securities to any brokerage or other firm selected by the Trustee;

(i) To institute, compromise and defend actions and proceedings; to pay or contest any claim; to settle a claim by or against the Trustee by compromise, arbitration, or otherwise to release, in whole or in part, any claim belonging to the Trust to the extent that the claim is uncollectible;

(j) To use securities, depositories or custodians and to allow such securities as may be held by a depository or custodian to be registered in the name of such depository or its nominee or in the name of such custodian or its nominee;

(k) To invest the Trust Fund from time to time in one or more investment funds, which funds shall be registered under the Investment Company Act of 1940 (including companies with respect to which the Trustee or an affiliate is the investment adviser or provides other services); and

(l) To do all other acts necessary or desirable for the proper administration of the Trust Fund, as if the Trustee were the absolute owner thereof. However, nothing in this section shall be construed to mean the Trustee assumes any responsibility for the performance of any investment made by the Trustee in its capacity as trustee under this Trust Agreement. Notwithstanding any powers granted to the Trustee pursuant to this Trust Agreement or applicable law. the Trustee shall not have any power that could give this Trust the objective of carrying on a business and dividing the gains therefrom within the meaning of Section 301.7701-2 of the Procedure and Administrative Regulations promulgated pursuant to the Code.

Notwithstanding the foregoing, in no event may the Trustee invest the Trust Fund in securities (including stock or rights to acquire stock) or obligations issued by the Company, other than a de minimis amount held in common investment vehicles in which the Trustee invests.

Section 6. Disposition of Income

During the term of this Trust, all income received by the Trust, net of expenses and taxes, shall be accumulated and reinvested.

Section 7. Accounting by the Trustee

The Trustee shall keep accurate and detailed records of investments, receipts, disbursements, and all other transactions required to be made, including such specific records as shall be agreed upon in writing between the Company and the Trustee. Within 90 days after or following the close of each calendar year and within 90 days after the removal or resignation of the Trustee, the Trustee shall deliver to the Company a written account of its administration of the Trust during such year or during the period from the close of the last preceding year to the date of such removal or resignation, setting forth all investments, receipts, disbursements and other transactions effected by it, including a description of all securities and investments purchased and sold with the cost or net proceeds of such purchases or sales (accrued interest paid or receivable being shown separately), and showing all cash, securities and other property held in the Trust at the end of such year or as of the date of such removal or resignation, as the case may be.

Section 8. Responsibility of the Trustee

(a) The Trustee shall act with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims. provided, however, that the Trustee shall incur no liability to any person for any action taken pursuant to a direction, request or approval given by the Company, which is contemplated by, and in conformity with, the terms of the Plan or this Trust Agreement and is given in writing by the Company in accordance herewith. In the event of a dispute between the Company and a party, the Trustee may apply to a court of competent jurisdiction to resolve the dispute.

(b) If the Trustee undertakes or defends any administrative, adversarial or other litigation or proceeding arising in connection with this Trust, the Company agrees to indemnify the Trustee against the Trustee's costs, expenses and liabilities (including without limitation, attorney's fees and expenses) relating thereto and the Company shall be primarily liable for such payments. The Company will, upon notice, pay monthly in arrears to or on behalf of the Trustee, all reasonable attorneys' fees and expenses incurred by this Trustee as provided in Section 9(b).

(c) The Trustee may consult with legal counsel (who may also, but need not, be counsel for Company) generally with respect to any of its duties or obligations hereunder at Company's expense payable as provided in Section 9(b). The Trustee shall incur no liability to any person for acting or refraining from acting in accordance with the advice of such counsel.

(d) The Trustee may hire agents, accountants, and actuaries or other professionals to assist it in performing any of its duties or obligations hereunder at the Company's expense payable as provided in Section 9(b). The Trustee shall incur no liability to any person for acting or refraining from acting in accordance with the advice of such agents, accountants, actuaries, investment advisors, financial consultants or other professionals.

(e) Trustee shall have, without exclusion, all powers conferred on Trustees by applicable law, unless expressly provided otherwise herein, provided, however, that if an insurance policy is held as an asset of the Trust, Trustee shall have no power to name a beneficiary of the policy other than the Trust, to assign the policy (as distinct from conversion of the policy to a different form) other than to a successor Trustee, or to loan to any person the proceeds of any borrowing against such policy. The Trustee shall not be liable for the failure or inability of an insurance company to pay the proceeds of any policy when due.

(f) The Company shall indemnify and hold the Trustee harmless from and against all loss or liability (including expenses and reasonable attorneys' fees) to which it may be subject by reason of its execution of its duties under this Trust, or by reason of any acts taken in good faith in accordance with any directions, or acts omitted in good faith due to absence of directions, from the Company or a participant unless, and only to the extent, such loss or liability is due to the Trustee's negligence or willful misconduct.

(g) The Company has represented to the Trustee that each Plan qualities as either (i) an excess benefit plan within the meaning of Section 4(b) of ERISA or (ii) a "top-hat" plan maintained primarily for the purpose of providing deterred compensation for a select group of management or highly compensated employees, which is exempt from the provisions of Part 4 of Title I or ERISA. The Trustee is entering into this Agreement in reliance upon the Company's representation. Accordingly, in the event that any Plan fails to qualify as an excess benefit plan or a top-hat plan exempt from ERISA, then notwithstanding any other provision of this Agreement to the contrary, the Company will indemnify and hold the Trustee harmless from all liabilities, damages, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses) that the Trustee incurs as a result of a breach of fiduciary duty under ERISA arising from any action taken, or omitted to be taken, by the Trustee in good faith in accordance with this Agreement. In such event, the Company will pay to or on behalf of the Trustee, all reasonable attorneys' fees and expenses incurred by the Trustee as provided in Section 9(b). In the event that the Trustee is determined to have incurred any liability an a result of the Trustee's negligence or willful misconduct, the Trustee will promptly reimburse the Company for all legal fees and expenses paid by the Company to or on behalf of the Trustee.

(h) In the event that the Trustee is named as a defendant in a lawsuit or proceeding involving the Plan or the Trust Fund, the Trustee shall be entitled to receive payments on a current basis pursuant to the indemnity provisions provided for in this Section, provided however, that if the final judgment entered in the lawsuit or proceeding holds that Trustee is guilty of negligence or willful misconduct with respect to the Trust Fund, the Trustee shall be required to refund the indemnity payments that it has received.

(i) All releases and indemnities provided in this Trust Agreement shall survive the termination of this Trust Agreement. The Company shall indemnify and hold harmless the Trustee for any actions of a prior trustee.

Section 9. Compensation and Expenses of Trustee

(a) The Trustee shall be entitled to compensation for its services as agreed upon between the Trustee and the Company and set forth from in Schedule C hereto and for investment management services as set forth on Annex I to the Investment Management Agreement attached hereto. The Trustee's compensation and expenses, including investment management fees, shall be deducted from the assets of the Trust provided, however, that if for any reason the assets of the Trust are insufficient to pay such compensation, expenses and investment management fees, the Company shall pay such amounts within thirty (30) days from presentation of a statement of the amounts due.

(b) The Trustee is authorized to incur reasonable expenses and third party fees in connection with the administration of the Trust including but not limited to, fees and expenses incurred pursuant to paragraphs (b),(c) and
     (d) of Section 8. The Trustee shall present to the Company a written statement of all such expenses and fees on a monthly basis. Such expenses and fees shall be payable in arrears within 30 days after presentation by the Trustee to the Company of a demand for payment. At the election of the Company, provided the assets of the Trust Fund are sufficient to pay such expenses and fees, such expenses and fees may be paid directly by the Company or by the Company directing the Trustee to deduct such expense and fees from the Trust Fund, in either case such payment or direction shall be made within 30 days of the Company's receipt of demand for payment from the Trustee. If 30 days after demand for payment, the Company has neither paid such expenses and fees nor directed deduction of such expense and fees from the Fund Trust, the Trustee is authorized to pay such amounts from the Trust Fund. If the assets of the Trust Fund are inadequate to pay such expenses and fees, the Company shall pay such expenses and fees within 30 days after presentation by the Trustee to the Company of a demand for payment.

Section 10. Resignation and Removal of Trustee

(a) The Trustee may resign at any time by written notice to the Company, which shall be effective 30 days after receipt of such notice unless the Company and the Trustee agree otherwise.

(b) The Trustee may be removed by the Company on 30 days written notice or upon shorter written notice accepted by the Trustee.

(c) Upon resignation or removal of the Trustee and appointment of a successor Trustee, all assets shall subsequently be transferred to the successor Trustee.

     The transfer shall be completed within 10 days after receipt of notice by the Trustee of the appointment of a successor Trustee, unless the Company extends the time limit.

(d) If the Trustee resigns or is removed. a successor shall be appointed, in accordance with Section 11 hereof, by the effective date of resignation or removal under paragraph (a) or (b) of this section. If no such appointment has been made, the Trustee may apply to a court of competent jurisdiction for appointment of a successor or for instructions. All expenses of the Trustee in connection with the proceeding shall be allowed as administrative expenses of the Trust.

Section 11. Appointment of Successor

(a)  If the Trustee resigns (or is removed) in accordance with Section 10(a) or
     (b) hereof, the Company may appoint any third party, such as a bank trust department or other party that may be granted corporate trustee powers under federal or state law, as a successor to replace the Trustee upon resignation or removal. The appointment shall be effective when accepted in writing by the new trustee, who shall have all of the rights and powers of the former trustee, including ownership rights in the Trust assets upon transfer of same to the new trustee. The former trustee shall execute any instrument necessary or reasonably requested by the Company or the successor trustee to evidence the transfer.

(b) If the Trustee resigns or is removed and selects a successor trustee pursuant to the provisions of Section 10(d) hereof, the Trustee may appoint any third party such as a bank trust department or other party that may be granted corporate trustee powers under federal or state law. The appointment of a successor trustee shall be effective when accepted in writing by the new trustee. The now trustee shall have all the rights and powers of the former trustee, including ownership rights in Trust assets upon transfer of same to the new trustee. The former trustee shall execute any instrument necessary or reasonably requested by the successor trustee to evidence the transfer.

(c) The successor trustee need not examine the records and acts of any prior trustee and may retain or dispose of existing Trust assets, subject to Sections 7 and 8 hereof, The successor trustee shall not be responsible for, and the Company shall indemnify and defend the successor trustee from, any claim or liability resulting from any action or inaction of any prior trustee or from any other past event, or any condition existing at the time it becomes successor trustee.

Section 12. Amendment or Termination

(a) This Trust Agreement may be amended by a written instrument executed by the Trustee and the Company. Notwithstanding the foregoing, no such amendment shall conflict with the terms of the Plan or shall make the Trust revocable after it has become irrevocable in accordance with Section 1(b) hereof.

(b) The Trust shall not terminate until the date on which Plan participants and their beneficiaries are no longer entitled to benefits pursuant to the terms of the Plan. Upon termination of the Trust, any assets remaining in the Trust shall be returned to the Company. Such remaining assets shall be paid by the Trustee to the Company in such amounts and in the manner instructed by the Company, whereupon the Trustee shall be released and discharged from all obligations hereunder. From and after the date of termination, and until final distribution of the Trust Fund, the Trustee shall continue to have all of the powers provided herein as are necessary or expedient for the orderly liquidation and distribution of the Trust Fund.

Section 13. Change in Control

     The Company shall give written notice to the Trustee of any "Change in Control", as such term is defined in the Plan within three (3) business days of the occurrence of the Change in Control.

Section 14.  Miscellaneous

(a) Any provision of this Trust Agreement prohibited by law shall be ineffective to the extent of any such prohibition, without invalidating the remaining provisions hereof.

(b) Benefits payable to Plan participants and their beneficiaries under this Trust Agreement may not be anticipated, assigned (either at law or in equity), alienated, pledged, encumbered or subjected to attachment, garnishment, levy, execution or other legal or equitable process.

(c) This Trust Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(d) This Trust Agreement shall be binding on, and the powers granted to the Company and the Trustee. respectively, shall. be exercisable by the respective successors, and assigns of the Company and the Trustee. Any corporation that succeeds to substantially all of the business of the Trustee by merger, consolidation, purchase or otherwise shall upon succession and without appointment or other action by the Company be and become successor Trustee hereunder.

(e) Any communication to the Trustee from or on behalf of the Company, including any notice, direction, designation, certification, order, instruction or objection shall be in writing and signed by such person or persons who are authorized to provide such communication to the Trustee by signed written consent of the Committee under the Plan. The Trustee shall be fully protected and indemnified by the Company in acting in accordance with such written communications. Any notice required or permitted to be given hereunder shall be deemed given if written and hand delivered, mailed, postage prepaid, certified mail, return receipt requested or transmitted by facsimile to the Company or the Trustee at the following address or such other address as a party may specify:

     (i)  if to the Company:

          ------------------------------------------

          ------------------------------------------

          ------------------------------------------

          ------------------------------------------

          Facsimile No._____________________________

          Attn:_____________________________________

     (ii) If to the Trustee:

               U.S. Trust Company, N.A.,
               114 West 47th Street
               New York, New York 10036

          Facsimile No. (212) 852-3086

          Attention: Otis Sinnott

(f) Any obligation of the Company and/or the Trust to pay the Trustee amounts pursuant to any Provision of this Trust Agreement shall survive any amendment or termination hereof or the Trustee's resignation or removal.

Section 16. Effective Date.

The effective date of this Trust Agreement shall be November 5, 1999.

IN WITNESS WHEREOF the Company and the Trustee have signed this Trust Agreement as of the date first written above.

                                   GIBSON GREETINGS, INC.

                                   By:   /s/ James T. Wilson
                                      ---------------------------------------

                                   Title:  Executive Vice President
                                         ------------------------------------
                                           Finance and Operations
                                         ------------------------------------


                                   U.S. TRUST COMPANY, N.A.


                                   By:   /s/ Otis A. Sinnott, Jr.
                                      ---------------------------------------

                                   Title: Vice President
                                         ------------------------------------